1041868

2-1-02

02020536

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002.

NOVEL DENIM HOLDINGS LIMITED
(Translation of registrant's name into English)

1/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon
Hong Kong
(address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __x__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

CONTENTS

Exhibit I................. "Review of Operations - Third Quarter of Fiscal Year 2002"

Exhibit II................ "Novel Denim Holdings Limited Announces Fiscal 2002 Third Quarter Results"

EXHIBIT I

REVIEW OF OPERATIONS - THIRD QUARTER OF FISCAL YEAR 2002

Three Months Ended December 31, 2001 Compared to Three Months Ended December 31, 2000

Net sales increased 23.7% to $44.17 million in third quarter 2002 from $35.70 million in third quarter 2001. Net sales in the garment division were $29.68 million (on 4.17 million pieces) in third quarter 2002 compared to $28.44 million (on 3.24 million pieces) in third quarter 2001, an increase of 4.4%. The increase in garment sales was the net result of an increase in garment production capacity in the Company's sewing plants in Mauritius and Madagascar partially offset by a decrease in the average garment selling price. Third party fabric sales in the fabric division were $10.55 million (on 5.11 million meters) in third quarter 2002 compared to $7.22 million (on 2.95 million meters) in third quarter 2001, an increase of 46.1%. This increase in third party fabric sales was primarily due to the increase in production capacity after the acquisition of NDP Holdings Limited ("NDP"), a dyeing and printing plant in Shenhzen, China on October 1, 2001. As a result of this acquisition the Company also earned $3.94 million in processing revenue relating to processing of fabrics for third parties during the third quarter 2002.

Gross profit increased 9.7% to $9.38 million in third quarter 2002 from $8.55 million in third quarter 2001. Gross profit as a percentage of net sales decreased to 21.2% in third quarter 2003 from 23.9% in third quarter 2001. This decrease in gross profit margin was primarily due to the decreased average selling price for both garments and fabrics.

Other revenues increased to $232,000 in third quarter 2002 from $88,000 in third quarter 2001. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties and proceeds from sales of scrap materials.

Selling, general and administrative expenses as a percentage of net sales decreased to 9.6% in third quarter 2002 compared to 10.0% in third quarter 2001. Selling, general and administrative expenses increased 19.4% to $4.24 million in third quarter 2002 from $3.55 million in third quarter 2001. These increases mainly related to the addition of NDP's operations, partially offset by exchange gains on South African and Mauritian borrowings denominated in South African Rand and Mauritian Rupee totaling approximately $1.94 million in third quarter 2002 compared to $978,000 third quarter 2001.

Other expense was nil in third quarter 2002 compared to $297,000in third quarter 2001 which represents the write-off of start-up costs associated with the Company's plant expansions in Madagascar.

Operating income increased 12.1% to $5.37 million in third quarter 2002 from $4.79 million in third quarter 2001. Operating income as a percentage of net sales decreased to 12.1% in third quarter 2002 from 13.4% during the same period in 2001, primarily as a result of the decrease in gross profit margin as described above.

Interest expense, net increased 30.9% to $1.14 million in third quarter 2002 from $874,000 in third quarter 2001, due to the increased borrowing related to the acquisition of NDP and the financing of the Company's share repurchase program. Interest expense, net as a percentage of net sales increased to 2.6% in third quarter 2002 from 2.4% in third quarter 2001.

Net income increased 5.8% to $4.12 million in third quarter 2002 from $3.89 million in third quarter 2001. This increase was attributable to higher operating income as described above.

Basic earnings per share were $0.45 for third quarter 2002 (based on weighted average Ordinary Shares outstanding of 9,116,368) compared to $0.43 in the same period in 2001 (based on weighted average Ordinary Shares outstanding of 9,094,014).

Diluted earnings per share were $0.45 for third quarter 2002 (based on weighted average Ordinary Shares and share equivalents outstanding of 9,241,263) compared to $0.42 for in the same period in 2001 (based on weighted average Ordinary Shares and share equivalents outstanding of 9,222,000).

Nine Months Ended December 31, 2001 Compared to Nine Months Ended December 31, 2000

Net sales increased 17.7% to $121.09 million in the first nine months of fiscal 2002 from $102.85 million in first nine months of fiscal 2001. Net sales in the garment division were $92.31 million (on 11.89 million pieces) in first nine months 2002 compared to $80.86 million (on 8.80 million pieces) in first nine months 2001, an increase of 14.2%. The increase in garment sales was the result of an increase in garment production capacity in the Company's sewing plants in Mauritius and Madagascar. Third party fabric sales in the fabric division were $24.79 million (on 11.22 million meters) in first nine months 2002 compared to $21.92 million (on 9.13 million meters) in first nine months 2001, an increase of 13.1%. This increase in third party fabric sales was primarily due to the acquisition of NDP, partially offset by a decrease in the average fabric selling price. In the first nine months of fiscal 2002, the Company also reported $3.94 million of processing revenue relating to revenue generated by NDP.

Gross profit increased 18.2% to $26.82 million in the first nine months of fiscal 2002 from $22.70 million in the first nine months of fiscal 2001, primarily due to the increase in sales. Gross profit as a percentage of net sales increased slightly to 22.2% in the first nine months of fiscal 2001 from 22.1% in the first nine months of fiscal 2001. This increase in gross profit margin was primarily due to the increased production efficiencies, partially offset by a decrease in the average selling price of garments and fabric.

Other revenues increased to $690,000 in the first nine months of fiscal 2002 from $321,000 in the first nine months of fiscal 2001. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials, a government grant received in South Africa and $100,000 on financial instruments, relating to the Company's currency hedge contracts for sales in non-U.S. denominated currencies.

Selling, general and administrative expenses as a percentage of net sales decreased slightly to 11.0% in the first nine months of fiscal 2002 from 11.2% in the first nine months of fiscal 2001. Selling, general and administrative expenses increased 15.1% to $13.28 million in the first nine months of fiscal 2002 from $11.53 million in the first nine months of fiscal 2001. These increases mainly related to the acquisition of NDP in October 2001 as well as the increase in sales and marketing expenses associated with the increase in sales, partially offset by the exchange gain in South African borrowings denominated in South African Rand in South African Rand and Mauritian Rupee totaling approximately $2.93 million in the first nine months of fiscal 2002 compared to $1.53 million in the first nine months of fiscal 2001.

Other expense was $93,000 in the first nine months of fiscal 2002 relating to the recognized loss on financial instruments, relating to the Company's currency hedge contracts for sales in non-U.S. denominated currencies, compared to $589,000 in the first nine months of fiscal 2001 relating to the write-off of start-up costs associated with the Company's plant expansions in Madagascar.

Operating income increased 29.8% to $14.14 million in the first nine months of fiscal 2002 from $10.90 million in the first nine months of fiscal 2001. Operating income as a percentage of net sales increased to 11.7% in the first nine months of fiscal 2002 from 10.6% during the same period in 2001, primarily as a result of the increase in gross profit margin as described above.

Interest expense, net in the first nine months of fiscal 2002 increased 22.0% to $2.83 million from $2.32 million in the first nine months of fiscal 2001, primarily due to the increase in working capital required to operate the Company's expanding operations, the acquisition of NDP and the financing the Company's share repurchase program. Interest expense, net as a percentage of net sales remained at 2.3% in the first nine months of fiscal 2002 compared with 2.3% in the first nine months of fiscal 2001.

Initial recognized gain on financial instruments amounting $308,000 in first nine months 2002 is the cumulative gain resulting from the adoption of on April 1, 2001 of Statement of Financial Accounting Standards (SFAS) No.133, Accounting for Derivative Instruments and Hedging Activities which contributes $0.03 in both basic and diluted earnings per share in the first nine months 2002.

Net income increased 33.9% to $11.44 million in the first nine months of fiscal 2002 from $8.55 million in the first nine months of fiscal 2001. This increase was attributable to higher operating income as described above.

Basic earnings per share were $1.26 for the first nine months of fiscal 2002 (based on weighted average Ordinary Shares outstanding of 9,101,186) compared to $0.92 for the same period in 2001 (based on weighted average Ordinary Shares outstanding of 9,266,894).

Diluted earnings per share were $1.24 for the first nine months of fiscal 2002 (based on weighted average Ordinary Shares and share equivalents outstanding of 9,250,198) compared to $0.91 for the same period in 2001 (based on weighted average Ordinary Shares and share equivalents outstanding of 9,348,424).

Additional Information

On October 1, 2001, the Company completed the acquisition of 100% of the outstanding shares of NDP for $18.97 million in cash, which was $7.38 less than the fair market value of the net assets acquired, resulting in negative goodwill. The acquisition was funded through bank borrowings denominated in South African Rand, US Dollars and Mauritian Rupees. NDP, through its wholly-owned subsidiaries, owns and operates an integrated fabric dyeing, printing and finishing facility in the Shenzhen region of the People's Republic of China ("PRC"), near Hong Kong, capable of processing 40 million meters of fabric annually. NDP sells primarily to fabric converters in Hong Kong, South-east Asia and the PRC for eventual sales into the United States, Europe and Japan. The acquisition's strategic considerations included: (i) significantly expanding the Company's fabric capacity; (ii) broadening and expanding the Company's fabric offering; (iii) adding a highly experienced and well trained technical fabric management team; and (iv) providing a platform for future growth within Asia. The results of NDP have been included as from October 1, 2002.

Because NDP was owned by an affiliate of members of the Board of Directors and the Company's largest shareholder, a Special Committee of Independent Directors, advised by independent financial advisors, was established to review and negotiate the transaction. The Special Committee received the opinion of KPMG Corporate Finance Limited that the transaction is fair, from a financial point of view, to the Company. The Company and the Special Committee were also advised by Simpson Thacher and Bartlett, the Company's regular outside legal counsel. The acquisition was unanimously approved by the Special Committee and, upon its recommendation, by the Company's full Board of Directors.

EXHIBIT II

NOVEL DENIM HOLDINGS LIMITED

Contact: Andrew L. Fine
Investor Relations
(212) 953-1373

FOR IMMEDIATE RELEASE

NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
FISCAL 2002 THIRD QUARTER RESULTS
-- 24% Sales increase
-- Expansion into garment production in South Africa
-- Reduced garment production in Madagascar

HONG KONG, February 7, 2002 -- Novel Denim Holdings Limited (Nasdaq: NVLD) today reported its financial results for the third quarter and nine months ended December 31, 2001 of its fiscal year ending March 31, 2002.

For the third quarter, net sales increased by 23.7% to $44.2 million, compared to $35.7 million for the same quarter last year. Garment sales increased by 4.4% to $29.7 million, compared to $28.4 million for the same period last year. Third party fabric sales increased by 46.1% to $10.6 million, compared to $7.2 million last year. Net income for the quarter increased 5.8% to $4.1 million, compared to $3.9 million in the comparable period last year. Basic earnings per share were $0.45, compared to $0.43 in the comparable quarter last year. Diluted earnings per share were $0.45, compared to $0.42 in the comparable quarter last year.

"Given the uncertainty that followed events of September 11th, we are pleased with our results for the past quarter, which were in line with our revised guidance," noted Mr. K.C. Chao, Chief Executive Officer and President of Novel Denim. "This past quarter performance included, for the first time, the results from our newly acquired NDP operations in China. The integration of the business has been very smooth and the

Company is already benefiting from a broader product offering and better than expected financial performance."

The Company reported that sales to U.S. customers grew from approximately 51% of total garment sales in the third quarter of fiscal 2001 to approximately 63% this past quarter. Mr. Chao further reported that garment sales were comprised of approximately 65% denim, 23% chino and 8% knits.

In addition, the Company reported that it recognized an exchange gain of approximately $1.9 million during the third quarter of fiscal 2002 due to the devaluation of the Company's borrowings denominated in Mauritian Rupees and South African Rand, compared to $1 million in the comparable period last year.

For the nine months ended December 31, 2001, net sales increased 17.7% to $121.1 million, compared to $102.9 million for the same period last year. Net income increased 33.9% to $11.4 million, compared to $8.5 million in the same period last year. Basic earnings per share were $1.26, versus $0.92 in the comparable period last year. Diluted earnings per share were $1.24, versus $0.91 in the comparable period last year.

South African Expansion

The Company announced that it plans to begin garment operations in South Africa, creating a fully vertical garment and fabric operation in Cape Town. "The continued devaluation of the South African Rand over the past two years combined with Cape Town's world class infrastructure and high quality work force as well as our development over the past three years of a fully vertical fabric operation, has made garment production in Cape Town very attractive," commented Mr. Chao. "We expect to begin garment production by November 2002 with the opening of a new plant, near our existing fabric facilities, able to produce approximately 225,000 garments a month."

Madagascar Operations

The Company further announced today, that it is evaluating its garment operations in Madagascar, given limited historical financial contributions to the Company and ongoing general strikes in connection with recent presidential elections which have greatly affected production since late January. As a result, a number of orders will be shipped late and customers have asked Novel to bear air freight charges. This additional cost is estimated at USD 1 million for the fourth quarter ended March 2002. "Our decision in 1998 to expand into Madagascar was premised on the expectation of significant financial benefits to manufacturing in a very low cost country. However, after having experienced limited financial benefit due to lower efficiencies and greater production uncertainty, we plan to evaluate the near-term and long-term effects on our overall business. For the third quarter of fiscal 2002, sales from Madagascar represented approximately 20% of total sales and a loss of approximately $300,000. Should the Company transfer woven production out of Madagascar to Mauritius or South Africa, the Company would likely incur a one-time charge of up to $1.5 million.

Fiscal 2003 Outlook

Commenting on Fiscal 2003, the Company announced that it expects revenue to increase by over 15%, primarily as a result of garment expansion into South Africa and the Company's NDP operations in China partially offset by reduced production in Madagascar. Diluted earning per share is currently expected to increase to between $1.65 to $1.75.

The Company will be hosting a conference call today at 10:00 am EST to discuss results for the third quarter ended December 31, 2001. This call will be available over the Internet through www.companyboardroom.com.

Novel Denim is a leading low-cost, vertically-integrated and flexible supplier of high-quality denim, chino, twill and knitted garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, Madagascar, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2001. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

-- TABLES FOLLOW --

Novel Denim Holdings Limited

Selected Income Statement Information (Unaudited)

(in thousands, except per share amounts)

	For the Three Months Ended December 31,		
	Pro forma (1)	Actual	
	2000	2000	2001
Net sales	$ 45,088	$ 35,703	$ 44,173
Cost of goods sold	33,024	27,154	34,795
Gross profit	12,064	8,549	9,378
Other revenues	207	88	232
Selling, general & administrative expenses	5,089	3,553	4,244
Other expenses	297	297	--
Operating income	6,885	4,787	5,366
Interest expense, net	717	874	1,144
Income before minority interest	6,168	3,913	4,222
Minority interest	368	20	9
Tax	140	--	93
Net income	$ 5,660	$ 3,893	$ 4,120
Earnings per share			
Basic	$ 0.62	$ 0.43	$ 0.45
Diluted	$ 0.61	$ 0.42	$ 0.45
Weighted average Ordinary Shares outstanding			
Basic	9,094	9,094	9,116
Diluted	9,222	9,222	9,241
Other Information			
EBITDA	$ 9,504	$ 7,121	$ 8,368

(1) The pro forma results assumes NDP Holdings Limited had been combined for the entire quarter ended December 31 2000 and reflects (a) incremental interest and other expenses and (b) applicable income tax effects. Pro forma results are not necessarily indicative of results that would have occurred had the businesses been combined for the period indicated.

Novel Denim Holdings Limited
Selected Income Statement Information (Unaudited)
(in thousands, except per share amounts)

	For the Nine Months Ended December 31,			
	Pro forma (1)		Actual	
	2000	2001	2000	2001
Net sales	$ 127,335	$ 132,537	$ 102,854	$ 121,093
Cost of goods sold	96,756	103,199	80,156	94,269
Gross profit	30,579	29,338	22,698	26,824
Other revenues	595	1,007	321	690
Selling, general & administrative expenses	16,141	16,353	11,534	13,278
Other expenses	589	93	589	93
Operating income	14,444	13,899	10,896	14,143
Interest expense, net	1,943	2,738	2,319	2,829
Income before minority interest	12,501	11,161	8,577	11,314
Minority interest	625	87	30	87
Tax	277	88	--	93
Cumulative effect of initial gain on recognizing derivative financial instruments	--	308	--	308
Net income	$ 11,599	$ 11,294	$ 8,547	$ 11,442
Earnings per share				
Basic	$ 1.25	$ 1.24	$ 0.92	$ 1.26
Diluted	$ 1.24	$ 1.22	$ 0.91	$ 1.24
Weighted average Ordinary Shares outstanding				
Basic	9,267	9,101	9,267	9,101
Diluted	9,348	9,250	9,348	9,250
Other Information				
EBITDA	$ 23,074	$ 23,021	$ 18,030	$ 22,615

(1) The pro forma results assumes NDP Holdings Limited had been combined for each of the entire nine months ended December 31, 2001 and 2000 and reflect (a) incremental interest and other expenses and (b) applicable income tax effects. Pro forma results are not necessarily indicative of results that would have occurred had the businesses been combined for the periods indicated.

Novel Denim Holdings Limited
Selected Balance Sheet Information (Unaudited)
(in thousands)

	Actual December 31, 2000	Actual (Audited) March 31, 2001	Actual December 31, 2001
ASSETS			
Cash and cash equivalents	$ 1,746	$ 2,361	$ 5,440
Accounts receivable	25,990	25,582	29,071
Inventories	38,251	41,473	57,569
Other current assets	4,549	4,472	6,598
Fixed assets, net	74,741	75,232	91,542
Total assets	$ 145,277	$ 149,120	$ 190,220
LIABILITIES & SHAREHOLDERS' EQUITY			
Short-term borrowings and bank overdrafts	$ 30,770	$ 27,681	$ 38,995
Other current liabilities	18,229	22,164	20,988
Long-term debt	174	103	16,967
Other liabilities	4,500	4,292	6,758
Total liabilities	53,673	54,240	83,708
Shareholders' equity	91,604	94,880	106,512
Total liabilities & shareholders' equity	$ 145,277	$ 149,120	$ 190,220

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

Novel Denim Holdings Limited
(Registrant)

Date: 2/25/02

By: ______________________
K.C. Chao
Chief Executive Officer and President